EXHIBIT 12.1

Curis, Inc.

Calculation of Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Earnings:
Net loss before income taxes	$(31,848)	$(18,729)	$(12,322)	$(16,417)	$(9,859)	$(4,435)
Add back fixed charges:
Interest portion of rental expense	51	203	203	203	203	273
Interest expense	867	3,748	3,842	204	—	—
Amortized premiums related to indebtedness	19	89	105	6	—	—

Total adjusted earnings	$(30,911)	$(14,689)	$(8,172)	$(16,004)	$(9,656)	$(4,162)
Fixed Charges:
Interest portion of rental expense	$51	$203	$203	$203	$203	$273
Interest expense	867	3,748	3,842	204	—	—
Amortized premiums related to indebtedness	19	89	105	6	—	—

Total Fixed Charges	$937	$4,040	$4,150	$413	$203	$273
Ratio of earnings to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency (2)	$(31,848)	$(18,729)	$(12,322)	$(16,417)	$(9,859)	$(4,435)

(1) -	Because we had no earnings in each period, it is not possible to calculate the ratio of fixed charges and preference dividends to earnings.

(2) -	For purposes of this calculations, “earnings” consist of loss before income taxes and fixed charges. “Fixed charges” consist of interest, amortization of premiums related to indebtedness, and the component of rental expense believed by management to be representative of the interest factor for those amounts.